EXHIBIT 99.1

Lombard Medical Receives NASDAQ Notice of Bid Price Deficiency

No Immediate Effect on Listing – EVAR Has 180 Days to Regain Compliance

IRVINE, Calif., Feb. 26, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Repair (EVAR) of abdominal aortic aneurysms (AAAs), reported that on February 24, 2016, it received a NASDAQ Staff Deficiency Letter indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5450(a)(1) which requires listed securities to maintain a minimum bid price of $1.00 per share.

The NASDAQ notice has no immediate effect on the listing or trading of Lombard’s common stock on the NASDAQ Stock Market.

According to the letter from NASDAQ, Lombard has a grace period of 180 calendar days, starting February 24, 2016, to regain compliance with the minimum bid price requirement. Lombard can regain compliance if, at any time before the grace period ends, the bid price of its ordinary shares closes at or above $1.00 per share for a minimum of ten (10) consecutive business days. If Lombard cannot demonstrate bid price compliance by the end of the 180 day grace period, the Company may become eligible for an additional 180 day grace period if the Company meets NASDAQ’s initial listing standards with the exception of the minimum bid price requirement.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: 949 379 3750 / +44(0)1235 750 800 Tel: 949 748 6764